SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	Amendment No. 12

	Burr-Brown Corporation
	Common Stock
	122574 10 6

Check the following box if a fee is being paid with this statement. / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person
  SS or IRS Identification No of above person

  SARAH M. BROWN SMALLHOUSE
  526 82 5638

2 Check the Appropriate Box if a Member of a Group*
  (a)
  (b) XX

3 SEC Use Only

4 Citizenship or Place of Organization
  USA

5 Sole Voting Power(1)
  224,131

6 Shared Voting Power(2)
  10,061,488 shares through Limited Partnership Agreement dated 10/7/88 188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
  188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse, of which Thomas R. Brown, Jr., Mary B.Brown and Sarah M. Brown Smallhouse are Co-Trustees

7 Sole Dispositive Power(1)
  224,131

8 Shared Dispositive Power(2)
  10,061,488 shares through Limited Partnership Agreement dated 10/7/88 188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
  188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse, of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

9 Aggregate Amount Beneficially Owned by Each Reporting Person
  10,663,171

10Check Box if the Aggregate Amount in Row (9) Excludes
  Certain Shares

11Percent of Class Represented by Amount in Row 9
  29.0%

12Type of Reporting Person
  I.N.
[FN]
(1)Includes 34,538 shares held by Sarah M. Brown Smallhouse as custodian for her minor child and Sarah M. Brown Smallhouse disclaims beneficial ownership thereof.

(2)Does not include 3,750 shares held by David C. Smallhouse, her spouse, and Sarah M. Brown Smallhouse and disclaims beneficial ownership of the shares.

1 Name of Reporting Person
  SS or IRS Identification No of above person

  MARY B. BROWN
  526 82 5629

2 Check the Appropriate Box if a Member of a Group*
  (a)
  (b) XX

3 SEC Use Only

4 Citizenship or Place of Organization
  USA

5 Sole Voting Power
  191,094

6 Shared Voting Power
  10,061,488 shares through Limited Partnership Agreement dated 10/7/88 188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
  188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

7 Sole Dispositive Power
  191,094

8 Shared Dispositive Power
  10,061,488 shares through Limited Partnership Agreement dated 10/7/88 188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
  188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

9 Aggregate Amount Beneficially Owned by Each Reporting Person
  10,630,134

10Check Box if the Aggregate Amount in Row (9) Excludes
  Certain Shares

11Percent of Class Represented by Amount in Row 9
  28.9%

12Type of Reporting Person
  I.N.


1 Name of Reporting Person
  SS or IRS Identification No of above person

  THOMAS R. BROWN, JR.
  033 20 6270

2 Check the Appropriate Box is a Member of a Group*
  (a)
  (b) XX

3 SEC Use Only

4 Citizenship or Place of Organization
  USA

5 Sole Voting Power
  782,666

6 Shared Voting Power
  10,061,488 shares through Limited Partnership Agreement dated 10/7/88 188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
  188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

7 Sole Dispositive Power
  782,666

8 Shared Dispositive Power
  10,061,488 shares through Limited Partnership Agreement dated 10/7/88 188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
  188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

9 Aggregate Amount Beneficially Owned by Each Reporting Person
  11,221,706

10Check Box if the Aggregate Amount in Row (9) Excludes
  Certain Shares

11Percent of Class Represented by Amount in Row 9
  30.5%

12Type of Reporting Person
  I.N.

1 Name of Reporting Person
  SS or IRS Identification No of above person

  BROWN INVESTMENT MANAGEMENT LIMITED PARTNERSHIP
  86-0619423

2 Check the Appropriate Box if a Member of a Group
  a)
  b)XX

3 SEC Use Only

4 Citizenship or Place of Organization
  USA

5 Sole Voting Power
  10,061,488

6 Shared Voting Power
  0

7 Sole Dispositive Power
  10,061,488


8 Shared Dispositive Power
  0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
  10,061,488

10Check Box if the Aggregate Amount in Row (9) Excludes
  Certain Shares

11Percent of Class Represented by Amount in Row 9
  27.4%

12Type of Reporting Person
  Partnership



Item 1(a) Burr-Brown Corporation

Item 1(b) 6730 South Tucson Boulevard
Tucson, Arizona

Item 2(a) Thomas R. Brown, Jr.
Mary B. Brown
Sarah M. Brown Smallhouse

Brown Investment Management Limited Partnership

Item 2(b) 6730 South Tucson Boulevard
Tucson, Arizona 85706

Item 2(c) U.S.A.

Item 2(d) Common Stock

Item 2(e) CUSIP No. 122574 10 6

Item 3	Not Applicable

Item 4(a) As of 12/31/97 the following shares of Burr Brown Corporation Common Stock (the "Shares) were held of record:
--Thomas R. Brown, Jr., 782,666 Shares
--Mary B. Brown, 191,094 Shares
--Sarah M. Brown Smallhouse, 224,131 Shares
--188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
--188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees
--Brown Investment Management Limited Partnership, 10,061,488 Shares. The Shares in the Limited Partnership were beneficially owned by the reporting persons and were subject to a limited partnership agreement described as follows:

Brown Investment Management Limited Partnership Agreement dated October 7, 1988 among Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse, as General Partners, and Thomas R. Brown, Jr., Mary B. Brown, Sarah M. Brown Smallhouse, Thomas R. Brown, Jr. as Trustee under testamentary trust of Helen M. Brown FBO Mary B. Brown, and Thomas R. Brown, Jr. as Trustee under the testamentary trust of Helen M. Brown FBO Sarah M. Brown Smallhouse, as Limited Partners (the "Partnership Agreement").

Under the Partnership Agreement, the General Partners have shared voting and dispositive power over the Shares.

Item 4(b)	The Shares held by the Limited Partnership represent 27.4%of the outstanding Common Stock of Burr-Brown Corporation as of December 31, 1998. In total, the Shares held by Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse individually represent 3.3% of the outstanding Common Stock of Burr-Brown Corporation as of December 31, 1998.

Item 4(c) Voting and dispositive power over the Shares is held as follows:

--Thomas R. Brown, Jr. holds sole power to vote and dispose of  782,666 Shares

--Mary B. Brown holds sole power to vote and dispose of 191,094 Shares

--Sarah M. Brown Smallhouse holds sole power to vote and dispose of 224,131
Shares

--Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse have shared voting and dispositive power over the 10,061,488 Shares held in the Limited Partnership.


--Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse have shared voting and dispositive power over the 188,776 Shares held under the testamentary trust of Helen Mason Brown for the benefit of Mary B. Brown of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

--Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse have shared voting and dispositive power over the 188,776 shares held under the testamentary trust of Helen Mason Brown for the benefit of Sarah M. Brown Smallhouse of which Thomas R. Brown, Jr., Mary B. Brown and Sarah M. Brown Smallhouse are Co-Trustees

Item 5	Not Applicable

Item 6	Not Applicable

Item 7	Not Applicable

Item 8	Not Applicable

Item 9	Not Applicable

Item 10	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



-------------------
Thomas R. Brown, Jr.

-------------------
Thomas R. Brown, Jr., as Trustee of Trust Agreement dated October 3, 1988, under the last will and testament of Helen M. Brown for the benefit of Mary B. Brown.

-------------------
Sarah M. Brown Smallhouse
as Attorney in fact

-------------------
Thomas R. Brown, Jr. as Trustee of Trust Agreement dated October 3, 1988, under the last will and testament of Helen M. Brown for the benefit of Sarah M. Brown Smallhouse

-------------------
Mary B. Brown by Thomas R.
Brown, Jr., as Attorney
in fact

-------------------
Thomas R. Brown, Jr., as
General Partner, Brown
Investment
Management Limited
Partnership

February 10, 1999

CUSIP NO. 122574 10 6	13G